April 27, 2006

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Energy Infrastructure Acquisition Corp. Form S-1 Registration Statement File No. 333-131648

Dear Mr. Reynolds:

On behalf of our client, Energy Infrastructure Acquisition Corp., a Delaware corporation (the “Company”), we hereby file for your review three (3) copies of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 and such amendments to it (the “Registration Statement”). Amendment No. 2 responds to the comments set forth in the Staff’s letter to the Company, dated April 17, 2006 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 2, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 2.

John Reynolds, Assistant Director April 26, 2006 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response
General
1.	The Company has supplemented the disclosure on pages 6, 8, 42, 43, 53, and 58, in accordance with the Staff’s comments.
Cover Page of Prospectus
2.	The Company has revised the disclosure on the cover page in accordance with the Staff’s comment.
Prospectus Summary
3.	We have modified this disclosure in response to the Staff's comment.
Additional Issuable Shares
4.

The options to be granted to Mr. Sagredos will not be issued in registered form. Any future assignment of such options by Mr. Sagredos will be required to be made pursuant to an available exemption from the registration requirements under the Securities Act of 1933, as amended (the “Act”). We do wish to point-out to the Staff, as disclosed in the Registration Statement, that the Company has agreed to use its best efforts to register, under the Act, the shares issuable upon exercise of such options.

Risk Factors
5.

In accordance with the Staff’s comments, the Company has revised the disclosure in the risk factor entitled “If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult to complete a business combination.”

Use of Proceeds
6.	The Company has revised the disclosure in the use of proceeds table on page 24 in accordance with the Staff’s comment.
7.	The Company has revised the disclosure on pages 2 and 26 in accordance with the Staff’s comments.
8.	The Company has revised the disclosure on the use of proceeds table and the footnotes on page 26 in accordance with the Staff’s comment.
9.	As reflected on the Exhibit Index, this agreement is with Allan Schwartz.
Dilution
10.	The Dilution table has been revised to reflect all expenses of the offering (including deferred expenses) being deducted from the numerator.

John Reynolds, Assistant Director April 26, 2006 Page 3

Capitalization
11.

The Company has revised the disclosure on page 30 in accordance with the Staff’s comment. As of the closing date, there is no effect on paid-in capital. Subsequent to the closing date, there will be a credit to paid-in capital and debit to expenses.

Proposed Business
Limited ability to evaluate the target business’ management
12.	The Company has revised the discussion on pages 35 and 39 in accordance with the Staff’s comments.
Competition
13.	The Company has revised the disclosure on page 44 in accordance with the Staff’s comments.
Facilities
14.	The Company has revised the disclosure on page 45 in accordance with the Staff’s comment.
Comparison of offerings of blank check companies
15.	The Company has revised the disclosure on page 48 in accordance with the Staff’s comments.
Management
16.	The Company has revised the disclosure on page 50 in accordance with the Staff’s comment.
Principal Stockholders
17.	The Company does not have any agreements or provisions in place to prevent the ownership dilution of its existing stockholders.
Certain Transactions
18.	The Company has revised the disclosure on pages 14, 56 and 57 in accordance with the Staff’s comment.

John Reynolds, Assistant Director April 26, 2006 Page 4

Underwriting
19.	The Company has revised the disclosure on page 64 in accordance with the Staff’s comment.
Financial Statements
Note 1 - Organization, proposed business operations and summary of significant accounting policies
20.	The Company has revised footnote 1 on page F-8 to the financial statements in response to the Staff’s comments.
Note 7 - Subsequent Events
21.	The Company has revised footnote 7 to the financial statements to respond to the Staff’s comments.
Part II
Item 15. Recent Sales of Unregistered Securities
22.	The Company has revised the disclosure on page II-4 in accordance with the Staff’s comment.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4902, or my colleague, Heather M. Cohen, Esq., at (212) 407-4927.

Sincerely,

/s/ Beth B. Neuhaus, Esq.
Beth B. Neuhaus, Esq.
Partner

cc (w/o enclosures):
Marios Pantazopoulos
Energy Infrastructure Acquisition Corp.
Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP